

Mail Stop 3720

October 3, 2008

Mr. Philip Rauch
Chief Financial Officer
China Crescent Enterprises, Inc.
14860 Montfort Drive, Suite 210
Dallas, TX 75254

>   **Re: China Crescent Enterprises, Inc.**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
>   **Filed April 1, 2008**
>   **File No. 0-14306**

Dear Mr. Rauch:

We issued comments to you on the above captioned filing on September 8, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by October 20, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by October 20, 2008, we will, consistent to our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Terry French, Branch Chief Accountant, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director